UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-12182

CalAmp Corp.

(Exact name of registrant as specified in its charter)

15635 Alton Parkway, Suite 250

Irvine, California 92618

(949) 600-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

As previously disclosed, on June 3, 2024, CalAmp Corp. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for relief under chapter 11 of title 11 of the United States Code, thereby commencing chapter 11 cases for the Debtors. The Debtors’ Chapter 11 cases are being jointly administered under the caption In re: CalAmp Corp., et al., Case Number 24-11136. As previously disclosed, on July 11, 2024, the Bankruptcy Court entered its order confirming the Joint Prepackaged Chapter 11 Plan of Reorganization of CalAmp Corp. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). On July 31, 2024, the Plan became effective pursuant to its terms (the “Effective Date”). On the Effective Date, in accordance with the Plan, all outstanding shares of the Company’s common stock (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) and warrants exercisable for shares of common stock of the Company were cancelled, released and extinguished and, pursuant to the Plan, the Company issued new common stock to a single holder.

Pursuant to the requirements of the Securities Exchange Act of 1934, CalAmp Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2024	By:	/s/ Jikun Kim
Senior Vice President and CFO (Principal Financial Officer)